FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2012
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Gold Fields Limited
Incorporated in the Republic of South Africa)
Registration Number 1968/004880/06)
JSE, NYSE, DIFX Share Code: GFI
ISIN: ZAE000018123
"Gold Fields" or "the Company")

CHANGE IN COMPANY SECRETARY

This SENS announcement is being issued in terms of Section 3.59 of the Listings Requirements of JSE Limited ("JSE").

The Board announces that the Gold Fields Limited Company Secretary, Mr Cain Farrel, FCIS, MBA, has reached the retirement age of 63 and will be retiring with effect from 31 December 2012. Mr Farrel was appointed as Company Secretary on 01 May 2003.

The Board records its profound appreciation to Mr Farrel for his loyal and dedicated service as well as his meaningful contribution to Gold Fields' corporate governance over the past 9 years. The Board wishes Mr Farrel a well – deserved retirement.

Mrs Karen Elizabeth Robinson, LLB, was appointed on 01 November 2011 as Assistant Company Secretary. Shareholders are hereby advised that Mrs Robinson has been promoted to Gold Fields Limited Company Secretary with effect from 01 January 2013.

22 November 2012
Sponsor
JP Morgan Equities Limited

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 22 November 2012

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs